FORM 10f-3

                          THE BLACKROCK FUNDS

                      Record of Securities Purchased
                 Under the Trust's Rule 10f-3 Procedures

1.   Name of Purchasing Portfolio:  BlackRock International
Bond Portfolio (BR-INTLB), BlackRock World Income Fund,
Inc. (BR-WI)

2.   Issuer: The Boeing Company

3.   Date of Purchase:  11/17/09

4.   Underwriter from whom purchased:  Citigroup Global
Markets Inc.

5.   Name of Affiliated Underwriter (as defined in the
Trust's procedures) managing or participating in syndicate: PNC Capital Markets LLC


     a. List Members of Underwriting Syndicate: Barclays Capital Inc., Citigroup Global Markets Inc., RBS Securities Inc., BNP Paribas Securities Corp., Wells Fargo Securities, LLC, Banc of America Securities LLC, BBVA Securities Inc., Calyon Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Banca IMI S.p.A., BNY Mellon Capital Markets, LLC, Commerzbank Capital Markets Corp., Lloyds TSB Bank plc, Loop Capital Markets, LLC, PNC Capital Markets LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., SG Americas Securities, LLC, Standard Chartered Bank, The Williams Capital Group, L.P., U.S. Bancorp Investments, Inc., ANZ Securities, Inc., Blaylock Robert Van, LLC, M.R. Beal & Company, Toussaint Capital Partners, LLC, Utendahl Capital Partners, L.P.

6. Aggregate principal amount purchased (out of total offering) (if an equity offering, list aggregate number of shares purchased (out of total number of shares offered)): (BR-INTLB) $890,000 out of $700,000,000; (BR-WI) $390,000 out of $700,000,000

7. Aggregate principal amount purchased by funds advised by BlackRock and any purchases by other accounts with respect to which BlackRock has investment discretion
(out of the total offering) (if an equity offering, list aggregate number of shares purchased (out of total number of shares offered)):
     $85,000,000 out of $700,000,000

8.   Purchase price (net of fees and expenses):  $99.401

9. Date offering commenced (if different from Date of Purchase):

10. Offering price at end of first day on which any sales were made:

11.   Have the following conditions been satisfied:   Yes   No
      a. The securities are part of an issue registered under the Securities Act of 1933, as amended, which is being offered to the public, or are Eligible Municipal Securities, or are securities sold in an Eligible Foreign Offering or are securities sold in an Eligible Rule 144A Offering or part of an issue of government securities. Yes

      b. The securities were purchased prior to the end of the first day on which any sales were made, at a price that was not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase required by laws to be granted to existing security holders of the Issuer) or, if a rights offering, the securities were purchased on or before the fourth day preceding the day on which the rights offering terminated.Yes

      c.   The underwriting was a firm commitment
           underwriting.  Yes

      d.   The commission, spread or profit was
           reasonable and fair in relation to that
           being received by others for underwriting similar securities during the same period. Yes

      e.   In respect of any securities other than
           Eligible Municipal Securities, the issuer of such securities has been in continuous operation for not less than three years
           (including the operations of predecessors).Yes

      f. Has the affiliated underwriter confirmed that it will not receive any direct or indirect benefit as a result of BlackRock's participation in the offering? Yes


Approved: Greg Cavallo   Date:  11/20/09